EXHIBIT 99.1

NOMAD ROYALTY COMPANY TO INCREASE ITS REVOLVING CREDIT FACILITY TO US$125 MILLION

Montreal, Québec – August 30, 2021

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and OTCQX: NSRXF) is pleased to announce that it has secured commitments with The Bank of Nova Scotia (“Scotia”), Canadian Imperial Bank of Commerce (“CIBC”) and The Royal Bank of Canada (“RBC”) to increase its revolving credit facility (“Increased Facility”) to US$125 million with the option to increase to US$150 million, subject to satisfaction of certain conditions.

Elif Lévesque, Chief Financial Officer of Nomad, commented, “Scotia, CIBC and RBC continue to be strong financial partners to Nomad. The completion of the Increased Facility will provide us with additional financial flexibility as we grow our business through accretive opportunities.”

The Increased Facility will continue to be secured by all of the Company’s assets and will have a 4-year term, extendable through mutual agreement between Nomad, Scotia, CIBC, and RBC. Closing of the Increased Facility is expected in the third quarter of 2021 and is subject to completion of definitive documentation and satisfaction of conditions precedent customary for a financing of this nature. Nomad intends to use the Increased Facility for future royalty and stream acquisitions.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty, stream, and gold loan assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montréal (Québec) H3B 0G4                                                                                                                                                                                   nomadroyalty.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the satisfaction of all conditions precedent for the execution and delivery of the final documentation relating to the amended revolving credit facility , the realization of the anticipated benefits of this amended revolving credit facility including the acquisition of royalties and funding precious metal streams. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, the impossibility to satisfy the conditions precedent to the execution and delivery of the amended revolving credit facility, the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market and business conditions. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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